EXHIBIT 99.3
JOINT FILER INFORMATION
59,769 shares of Class A Common Stock are held of record by Insight Partners Fund X Follow-On Fund, L.P. (“IP X FOF”), 85,089 shares of Class A Common Stock are held of record by Insight Partners Fund X (Cayman) Follow-On Fund, L.P. (“IP X Cayman FOF”), 10,418 shares of Class A Common Stock are held of record by Insight Partners Fund X (Delaware) Follow-On Fund, L.P. (“IP X Delaware FOF”), and 5,764 shares of Class A Common Stock are held of record by Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P. (“IP X Co-Investors FOF” and, together with IP X FOF, IP X Cayman FOF and IP X Delaware FOF, the “IP X FOF Funds”).
The amount listed as owned by each IP X FOF Fund may be deemed to be attributable to each of the other IP X FOF Funds, Insight Associates Fund X Follow-On, L.P. (“IA X FOF”), Insight Associates Fund X Follow-On, Ltd. (“IA X FOF Ltd”) and Insight Holdings Group, LLC (“Holdings”) because Holdings is the sole shareholder of IA X FOF Ltd, which in turn is the general partner of IA X FOF, which in turn is the general partner of each of the IP X FOF Funds.
Each of Jeffrey L. Horing, Deven Parekh, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings and may be deemed to have shared voting and dispositive power over the shares held of record by the IP X FOF Funds.  The foregoing is not an admission by IA X FOF, IA X FOF Ltd or Holdings that it is the beneficial owner of the shares held of record by the IP X FOF Funds. Each of Messrs. Horing, Parekh, Lieberman and Triplett disclaims beneficial ownership of the shares held by the IP X FOF Funds, except to the extent of his pecuniary interest therein.
The address of each of the entities and persons identified in this Exhibit 99.3 is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.